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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 16)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              The Korea Fund, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    500634100
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 31, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                               (Page 1 of 6 Pages)

===================                                                  ===========
CUSIP NO. 500634100                    13D                           PAGE 2 of 6
===================                                                  ===========

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       6,361,852
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     6,361,852
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,361,852
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.59%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 6 Pages)
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===================                                                  ===========
CUSIP NO. 500634100                    13D                           PAGE 3 of 6
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       6,361,852
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     6,361,852
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,361,852
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.59%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
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                               (Page 3 of 6 Pages)

This Amendment No. 16 to Schedule 13D (this "Amendment No. 16") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2004 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on March 1, 2004 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on May 5, 2004 ("Amendment No. 2"), with Amendment No. 3 to Schedule 13D filed with the SEC on July 8, 2004 ("Amendment No. 3"), with Amendment No. 4 to Schedule 13D filed with the SEC on August 31, 2004 ("Amendment No. 4"), with Amendment No. 5 to
Schedule 13D filed with the SEC on November 15, 2004 ("Amendment No. 5"), with Amendment No. 6 to Schedule 13D filed with the SEC on December 23, 2004 ("Amendment No. 6"), with Amendment No. 7 to Schedule 13D filed with the SEC on May 18, 2005 ("Amendment No. 7"), with Amendment No. 8 to Schedule 13D filed with the SEC on June 10, 2005 ("Amendment No. 8"), with Amendment No. 9 to
Schedule 13D filed with the SEC on July 5, 2005 ("Amendment No. 9"), with Amendment No. 10 to Schedule 13D filed with the SEC on August 5, 2005 ("Amendment No. 10"), with Amendment No. 11 to Schedule 13D filed with the SEC on August 12, 2005 ("Amendment No. 11"), with Amendment No. 12 to Schedule 13D filed with the SEC on September 14, 2005 ("Amendment No. 12"), with Amendment No. 13 to Schedule 13D filed with the SEC on October 7, 2005 ("Amendment No. 13"), with Amendment No. 14 to Schedule 13D filed with the SEC on October 21, 2005 ("Amendment No. 14"), and with Amendment No. 15 to Schedule 13D filed with the SEC on April 10, 2006 ("Amendment No. 15", and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9. Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, and Amendment No. 15, the "Amendments"), by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 16 amends Item 5 of the Original Schedule 13D as amended by the Amendments. All other information in the Original Schedule 13D and the Amendments remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original
Schedule 13D as amended by the Amendments.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
        --------------------------------------

     Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

     (a) and (b). As of the date hereof, GEM, IEM, EWF, GFM, FREE, and Accounts owned directly 1,341,044, 1,341,044, 395,591, 147,936, 807,234, and
     2,329,003 Shares, respectively, representing approximately 4.97%, 4.97%, 1.47%, 0.55%, 2.99%, and 8.64%, respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

                               (Page 4 of 6 Pages)

     As of the date hereof, CLIG, through its control of CLIM, is the beneficial owner of 6,361,852 Shares, representing approximately 23.59% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

     As of the date hereof, CLIM, through GEM, IEM, EWF, GFM, FREE, and Accounts, is the beneficial owner 6,361,852 Shares, representing approximately 23.59% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

     (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, in the last 60 days.

     ---------------------------------------------------------------------------
     PORTFOLIO      TRADE DATE    TRAN TYPE    PAR VALUE / SHARES    TRADE PRICE
     ---------------------------------------------------------------------------
     EWF             4/26/2006       BUY              6,600             40.0943
     ---------------------------------------------------------------------------
     ACCOUNTS        4/27/2006       BUY             26,833             40.3144
     ---------------------------------------------------------------------------
     EWF             4/27/2006       BUY             26,700             40.3144
     ---------------------------------------------------------------------------
     ACCOUNTS        4/28/2006       BUY             20,300             39.7238
     ---------------------------------------------------------------------------
     EWF              5/1/2006       BUY             17,700             39.9662
     ---------------------------------------------------------------------------
     GFM              5/1/2006       BUY              4,400             39.9662
     ---------------------------------------------------------------------------
     EWF              5/2/2006       BUY              7,600             40.7882
     ---------------------------------------------------------------------------
     ACCOUNTS         5/3/2006       BUY             23,460             41.1793
     ---------------------------------------------------------------------------
     EWF              5/3/2006       BUY              6,340             41.1793
     ---------------------------------------------------------------------------
     EWF              5/4/2006       BUY             11,700              41.345
     ---------------------------------------------------------------------------
     ACCOUNTS         5/5/2006       BUY             23,400             41.7762
     ---------------------------------------------------------------------------
     EWF              5/5/2006       BUY             23,400             41.7762
     ---------------------------------------------------------------------------
     ACCOUNTS        5/15/2006       BUY             65,000             40.3299
     ---------------------------------------------------------------------------
     EWF             5/15/2006       BUY              5,000             40.3299
     ---------------------------------------------------------------------------
     FREE            5/15/2006       BUY             30,000             40.3299
     ---------------------------------------------------------------------------
     ACCOUNTS        5/16/2006       BUY             25,800             39.6977
     ---------------------------------------------------------------------------
     ACCOUNTS        5/17/2006       BUY             54,300             39.4447
     ---------------------------------------------------------------------------
     EWF             5/17/2006       BUY             20,000             39.4447
     ---------------------------------------------------------------------------
     GFM             5/17/2006       BUY              2,300             39.4447
     ---------------------------------------------------------------------------
     ACCOUNTS        5/18/2006       BUY             15,000               38.47
     ---------------------------------------------------------------------------
     ACCOUNTS        5/19/2006       BUY              2,400             38.6563
     ---------------------------------------------------------------------------
     ACCOUNTS        5/22/2006       BUY            138,000             36.3303
     ---------------------------------------------------------------------------
     FREE            5/22/2006       BUY             33,300             36.3303
     ---------------------------------------------------------------------------
     ACCOUNTS        5/23/2006       BUY             22,400             37.3848
     ---------------------------------------------------------------------------
     FREE            5/23/2006       BUY              6,000             37.3848
     ---------------------------------------------------------------------------
     ACCOUNTS        5/24/2006       BUY             27,700             36.9404
     ---------------------------------------------------------------------------
     EWF             5/24/2006       BUY             23,100             36.9404
     ---------------------------------------------------------------------------
     FREE            5/24/2006       BUY              9,200             36.9404
     ---------------------------------------------------------------------------
     ACCOUNTS        5/25/2006       BUY             28,700             37.0042
     ---------------------------------------------------------------------------
     ACCOUNTS        5/26/2006       BUY             10,000             37.7162
     ---------------------------------------------------------------------------
     ACCOUNTS        5/30/2006       BUY             12,000             36.8597
     ---------------------------------------------------------------------------
     EWF             5/30/2006       BUY              8,000             36.8597
     ---------------------------------------------------------------------------
     ACCOUNTS        5/31/2006       BUY              4,400             36.4802
     ---------------------------------------------------------------------------

                               (Page 5 of 6 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2006


                                         CITY OF LONDON INVESTMENT GROUP PLC

                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director


                                         CITY OF LONDON INVESTMENT
                                         MANAGEMENT COMPANY LIMITED

                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director











                               (Page 6 of 6 Pages)